BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

05010079

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
ris
rague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
July 15, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Final Decision Invalidating Patent No. 2574912 (Flag Carryover Patent) (Dated July 8, 2005)

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

SEC MAIL RECEIVED PROCESSING SECTION
JUL 25 2005
WASH., D.C. 199

(Translation)

File No. 82-34816
July 8, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Final Decision Invalidating Patent No. 2574912 (Flag Carryover Patent)

With regard to the patent right (Patent No. 2574912) in respect of which an action for infringement of patents has been filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), the Japanese Patent Office rendered a decision invalidating the patent and the Tokyo High Court delivered a judgment in favor of the decision, against which Aruze appealed to the Supreme Court and also filed a petition for receipt of final appeal. Notice is hereby given that on July 7, 2005, the Supreme Court rejected the appeal from Aruze and rendered a decision not to accept the final appeal, as described below:

Description

1. Background

(1)	May 31, 2002	Aruze filed an action for claim for damages.
(2)	October 18, 2002	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent.
(3)	November 28, 2003	The Japanese Patent Office delivered a decision invalidating Patent No. 2574912 (as of November 17, 2003).
(4)	December 25, 2003	Aruze filed with the Tokyo High Court an action to seek revocation of the decision invalidating the patent rendered by the Japanese Patent Office.
(5)	February 15, 2005	The Tokyo High Court rendered a judgment dismissing the action filed by Aruse (in support of the decision invalidating the patent).
(6)	March 1, 2005	Aruze appealed against the judgment rendered by the Tokyo High Court to the Supreme Court and also filed a petition for receipt of final appeal.

2. Contents of the decision by the Supreme Court

The appeal shall be dismissed.

The petition for receipt of final appeal shall not be accepted.

The costs of the appeal and the petition shall be borne by the appellant and petitioner.

3. Related action for damages for infringement of patent rights

With regard to Sammy's pachislot machines, Aruze has filed an action based on the same patent right:

Related action	Date of action filed	Current status
JYUOH	May 31, 2002	On trial at the Tokyo District Court (Amount of damages claimed: ¥5,145,750,000)

4. Future prospects

As described in paragraph 3 above, the action related with the patent is currently on trial at the Tokyo District Court. In accordance with the final decision invalidating the patent (Patent No. 2574912), the Company will promptly take proceedings with the Tokyo District Court. The result of the proceedings will be publicized as soon as it becomes available.

- END -